UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
AMENDMENT NO. 3
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES ACT OF 1934

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RENT-WAY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

n/a*
(CUSIP Number of Class of Securities)

William E. Morgenstern
Chairman of the Board and Chief Executive Officer
One Rent-Way Place
Erie, Pennsylvania 16505
(814) 455-5378
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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Copy to:

John J. Zak, Esq.
Hodgson Russ LLP
One M & T Plaza, Suite 2000
Buffalo, New York 14203
(716) 856-4000

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CALCULATION OF FILING FEE
Transaction valuation**	Amount of filing fee
$23,971,983	$4,794.40

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 76009U104.

** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,287,403 shares of common stock of Rent-Way, Inc. having an aggregate value of $23,971,983 as of October 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,794.40
Form or Registration No.: Schedule TO (File No. 5-45123)
Filing Party: Rent-Way, Inc.
Date Filed: November 1, 2001

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 1, 2001, and subsequently amended on November 20, 2001 and December 4, 2001, to report the results of Rent-Way's offer to exchange outstanding options to acquire its common stock held by its employees (other than executive officers and directors) for new options. This Amendment No. 3 amends Item 4 of Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 is hereby amended and supplemented to add the following:

The offer to exchange made by Rent-Way expired at 5:00 p.m. Eastern Standard Time on December 10, 2001. Pursuant to the offer, Rent-Way accepted for exchange options to purchase an aggregate of 1,110,030 shares of Rent-Way's common stock, representing approximately 63.4% of the shares subject to options that were eligible to be exchanged. Subject to the terms and conditions of the offer, on June 13, 2002, Rent-Way will grant new options to purchase the same number of shares of common stock as the number of shares subject to the options that were accepted for exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
RENT-WAY, INC.
By:	/s/ William E. Morgenstern William E. Morgenstern Chairman of the Board and Chief Executive Officer January 10, 2001